UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 333-89756

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

ALION SCIENCE AND TECHNOLOGY CORPORATION

10 West 35th Street Chicago, IL 60616 (312) 567-4000	1750 Tysons Boulevard Suite 1300 McLean, VA 22102 (703) 918-4480

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of September 30, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended	4
September 30, 2007 and 2006

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE AS OF SEPTEMBER 30, 2007:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	13

Signatures	14

NOTE:	All other schedules required under Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ESOP Committee
Alion Science and Technology Corporation
Employee Ownership, Savings and Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (the “Plan”) as of September 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3 to the financial statements, the financial statements include investments in Alion Science and Technology common stock valued at $200,768,024 (54% of net assets) and $213,719,338 (60% of net assets) as of September 30, 2007 and 2006, respectively. The fair values of this investment are not readily determinable and are estimated based on information provided to the Plan Trustee by an independent third party valuation firm.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of September 30, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
McLean, Virginia
March 28, 2008

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2007

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Assets:
Cash and cash equivalents	$—	$3,377,370	$—	$3,377,370	$3,377,370
Investments:
Alion Science and Technology Corporation common stock	—	200,768,024	—	200,768,024	200,768,024
Mutual funds	55,852,869	—	—	—	55,852,869
Pooled separate accounts	112,892,617	—	—	—	112,892,617
Participant loans	1,886,836	—	—	—	1,886,836

Total Investments	170,632,322	204,145,394	—	204,145,394	374,777,716

Receivables:
Employer contribution	149,005	535,757	—	535,757	684,762
Participant contributions	988,027	341,686	—	341,686	1,329,713
Other contributions	36,955	—	—	—	36,955
Stock subscription receivable	—	—	—	—	—

Total receivables	1,173,987	877,443	—	877,443	2,051,430

Total assets	171,806,309	205,022,837	—	205,022,837	376,829,146

Liabilities:
Stock subscription payable	—	3,377,370	—	3,377,370	3,377,370

Net assets available for benefits	$171,806,309	$201,645,467	$—	$201,645,467	$373,451,776

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2006

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Assets:
Cash and cash equivalents	$—	$5,758,155	$—	$5,758,155	$5,758,155
Investments:
Alion Science and Technology Corporation common stock	—	213,719,338	—	213,719,338	213,719,338
Mutual funds	141,223,534	—	—	—	141,223,534
Participant loans	1,455,315	—	—	—	1,455,315

Total Investments	142,678,849	219,477,493	—	219,477,493	362,156,342

Receivables:
Employer contribution	124,024	179,321	—	179,321	303,345
Participant contributions	969,616	3,315,635	—	3,315,635	4,285,251
Other contributions	30,760	16,711	—	16,711	47,471
Stock subscription receivable	—	26,348	—	26,348	26,348

Total receivables	1,124,400	3,538,015	—	3,538,015	4,662,415

Total assets	143,803,249	223,015,508	—	223,015,508	366,818,757

Liabilities:
Stock subscription payable	—	8,989,949	—	8,989,949	8,989,949

Net assets available for benefits	$143,803,249	$214,025,559	$—	$214,025,559	$357,828,808

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments
Mutual funds	$12,173,927	$(3,632,215)	$—	$(3,632,215)	$8,541,712
Pooled separate accounts	1,116,146	—	—	—	1,116,146
Interest and dividends	9,973,668	88,543	—	88,543	10,062,211

Investment income	23,263,741	(3,543,672)	—	(3,543,672)	19,720,069

Contributions
Employer contributions	2,471,498	10,136,770	—	10,136,770	12,608,268
Participant contributions	18,097,338	6,786,925	—	6,786,925	24,884,263
Rollovers	10,993,672	410,906	—	410,906	11,404,578
Transfer between ESOP and Non-ESOP	(3,300,084)	3,300,084	—	3,300,084	—

Total additions	51,526,165	17,091,013	—	17,091,013	68,617,178

Deductions to net assets attributable to:
Benefits paid to participants	23,518,052	29,471,105	—	29,471,105	52,989,157
Fees (short-term trading)	5,053	—	—	—	5,053

Total deductions	23,523,105	29,471,105	—	29,471,105	52,994,210

Increase in net assets available for benefits	28,003,060	(12,380,092)	—	(12,380,092)	15,622,968

Net assets available for benefits:
Beginning of period	143,803,249	214,025,559	—	214,025,559	357,828,808

End of period	$171,806,309	$201,645,467	$—	$201,645,467	$373,451,776

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

		ESOP
	Non-ESOP	Allocated	Unallocated	Total	Plan Total

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$8,361,148	$25,519,768	$—	$25,519,768	$33,880,916
Interest	1,175,171	64,364	—	64,364	1,239,535

Investment income	9,536,319	25,584,132	—	25,584,132	35,120,451

Contributions
Employer contributions	2,308,892	7,786,826	—	7,786,826	10,095,718
Participant contributions	12,857,526	5,294,573	—	5,294,573	18,152,099
Rollovers	10,331,041	6,537,133	—	6,537,133	16,868,174
Transfer between ESOP and Non-ESOP	(2,868,434)	2,868,434	—	2,868,434	—
Transfer of merged plan assets	15,131,398	—	—	—	15,131,398

Total additions	47,296,742	48,071,098	—	48,071,098	95,367,840

Deductions to net assets attributable to:
Benefits paid to participants	17,878,434	18,993,341	—	18,993,341	36,871,775
Fees (short-term trading)	8,561	—	—	—	8,561

Total deductions	17,886,995	18,993,341	—	18,993,341	36,880,336

Increase in net assets available for benefits	29,409,747	29,077,757	—	29,077,757	58,487,504

Net assets available for benefits:
Beginning of period	114,393,502	184,947,802	—	184,947,802	299,341,304

End of period	$143,803,249	$214,025,559	$—	$214,025,559	$357,828,808

See accompanying notes to financial statements.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2007 AND 2006

(1)	PLAN DESCRIPTION AND RELATED INFORMATION
The following is a general description of Alion Science and Technology Corporation Employee Ownership, Savings and Investment Plan (formerly known as Beagle Holdings, Inc. ESOP and 401(k) Plan and then as Beagle Holdings, Inc. Employee Ownership, Savings and Investment Plan) (the Plan). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General — Alion Science and Technology Corporation (the Plan Sponsor, Alion or the Company) established the Plan effective as of December 19, 2001. The Plan was subsequently amended and restated on October 1, 2006. The Plan operates as a tax exempt employee stock ownership plan (ESOP) with a 401(k) component (401(k)) under the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The Plan is administered by the ESOP Committee, which is comprised of seven persons appointed by the chief executive officer of the Company. As of September 30, 2007, two trusts had been established to hold Plan assets. State Street Bank & Trust Company is the trustee for the Alion Science and Technology Corporation Employee Ownership, Savings and Investment Trust (the ESOP Trust), which holds legal title to the shares of Company common stock in the ESOP component of the Plan. Principal Financial Group (Principal) is the record keeper and custodian for the ESOP component of the Plan. The ESOP Committee is the trustee for the 401(k) component of the Plan. Principal is record keeper and custodian for the 401(k) component of the Plan.
Eligibility — Employees are immediately eligible to make pre-tax employee contributions to the Plan and become eligible to receive Company matching contributions after one year of employment. Employees in certain benefits groups become eligible to receive Company discretionary and retirement plan contributions after one year of employment. The number of participants in the Plan totaled 6,136 and 5,092 at September 30, 2007 and 2006, respectively.
Contributions — Participants may elect to contribute up to 60% of their eligible compensation to the Plan, subject to statutory annual maximum limits which are adjusted each year for increases in the cost of living as provided in applicable IRC regulations. The annual limitations apply to all of a participant’s salary reduction contributions and similar contributions under this and other plans. A participant may not contribute more than 11% of his or her eligible compensation to the ESOP component of the Plan. The Company makes a matching contribution of 100% of the first 3% and 50% of the next 2% of the eligible compensation contributed by each participant. The Company also makes a retirement plan contribution of 2.5% of the eligible compensation earned to certain eligible participants consisting of 1% (not participant directed) in stock and 1.5% (participant directed) in cash. The Company may also make an annual discretionary contribution to the Plan. Each plan year, the Company determines what portion of its profits, if any, to contribute to the Plan. The Company made no discretionary contribution for the plan years ended September 30, 2007 and 2006. During the plan year ended September 30, 2007, Company contributions of $12,608,268 included $10,136,770 in shares of common stock of the Company and $2,471,498 in cash. During the plan year ended September 30, 2006, Company contributions of $10,095,718 included $7,786,826 in shares of common stock of the Company and $2,308,892 in cash.

Participant Accounts — The ESOP Committee, as of each valuation date, allocates earnings (losses) in the ESOP component of the Plan to participant accounts so that the total of all participant account balances equals the fair market value of the ESOP trust fund as of each respective valuation date. Each participant’s 401(k) account is credited with the participant’s contributions, the Company’s contributions, the participant’s share of plan earnings (losses) and appreciation (depreciation) from investment of such contributions, less administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Voting Rights — On matters involving the approval or disapproval of any Company merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all of the Company’s assets, tender offer for, or other offer to purchase, the shares of the Company common stock or other such transactions prescribed by applicable regulation, each participant is entitled to exercise voting rights attributable to the shares of Company common stock allocated to his or her ESOP account. In all such cases, the ESOP Trustee is required to notify the participants of such voting rights prior to the time that such rights are to be exercised. The ESOP Trustee is to vote for any allocated shares for which participant instructions have not been received and any unallocated shares in accordance with ESOP Committee instructions. In all other circumstances, and except as limited by its fiduciary duties, the ESOP Trustee is to vote all shares of Company common stock as directed by the ESOP Committee.
Vesting — Each eligible participant has immediate, fully vested rights in all employee contributions, rollover contributions and Company-matching contributions. Other Company retirement plan contributions to the Plan, and the earnings on such contributions, vest over a five-year period as follows:
•	25% vests after two years of service;

•	50% vests after three years of service;

•	75% vests after four years of service; and

•	100% vests after five years of service.
Participants of the John J. McMullen Associates, Inc. Employee Stock Ownership Plan (the JJMA ESOP) who terminated employment with JJMA prior to April 1, 2005 and whose JJMA ESOP accounts were merged with the Plan are currently vested in a percentage of their merged JJMA ESOP accounts according to the following schedule:
•	one year of service with JJMA — 20% vested;

•	two years of service with JJMA — 40% vested;

•	three years of service with JJMA — 60% vested;

•	four years of service with JJMA — 80% vested; and

•	five years of service with JJMA — 100% vested.
Investment Options — The Plan provides for various investments in mutual funds, Pooled seperate accounts and Company common stock. As of September 30, 2007, there were 23 non-ESOP investment options available through Principal Financial Group. The Plan uses the Principal Global Investors Money Market Separate Account as the short-term investment option for the ESOP component of the Plan to hold contributions until the ESOP Trustee can purchase common stock of the Company. All contributions and earnings (losses) for the ESOP component of the Plan are used to purchase shares of common stock of the Company.

Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance, subject to certain restrictions. A participant may have no more than two loans outstanding at any time. All loans are amortized over a period not to exceed five years, except for loans to purchase or construct a primary residence which are permitted to be repaid over a maximum of fifteen years. Participant loans are secured by the balance in the participant’s account and bear a reasonable rate of interest that provides a return commensurate with the prevailing interest rate charged on similar loans by persons in the business of lending money. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Non-ESOP Component
For any event that may result in a distribution of benefits, a participant’s benefit is distributed in a single, lump sum payment in cash and is recorded when paid.
ESOP Component
Distributions from the ESOP component of the Plan are made in the form of shares of common stock of the Company that must be immediately sold back to the Company.
The Company is legally obligated to repurchase shares of the Company’s common stock from terminating participants subject to specific rules regarding distributions.
At the discretion of the Company, distribution of benefits as a result of retirement, death, and/or disability are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:
a.	the first valuation of the Company’s common stock following the participant’s retirement, death, and/or disability, or

b.	one year after the end of the Plan year in which the participant’s death, disability or retirement occurs.
In general, distribution of benefits as a result of resignation, dismissal, or layoff are paid in a single, lump sum cash payment or in substantially equal, annual cash payment installments not to exceed five years beginning on the earlier of:
a.	the sixth Plan year following the participant’s resignation, dismissal, or layoff, or

b.	the first valuation of the Company’s common stock following the participant’s sixty-fifth birthday.
Special Price Protection — Initial participants who were 55 years of age or older as of December 31, 2002 and who request a distribution at any time prior to January 1, 2008 due to death, disability, or separation from service on or after reaching age 60, have the right to require the Company to purchase the stock allocated to their accounts at a price per share that is equal to the greater of:
a.	$10.00, or

b.	the then-current fair market value of a share of the Company’s common stock.
The special price protection provisions only apply to shares of Company common stock purchased in December 2002.

Diversification — Participants close to retirement have the opportunity to diversify part of the value of their investment in Company common stock. Any participant who is at least age 55 with 10 or more years of participation in the Plan may elect to diversify a portion of his or her ESOP account to other investment options. In each of the first five years thereafter, a participant may diversify up to 25% of the shares allocated to his or her ESOP account, less any shares previously diversified. In the sixth year, the percentage increases to 50%. Years of participation in the Human Factors Applications, Inc. Profit Sharing & 401(k) Plan, Innovative Technology Solutions Corporation 401(k) Profit Sharing Plan and Trust, and John J. McMullen Associates, Inc. Employee Stock Ownership Plan are counted for purposes of diversification.
Special Diversification — Beginning on October 1, 2007, and then in the first quarter of each year thereafter, all participants hired by the Company on December 20, 2002, will be permitted to diversify 10% of their ESOP account balance provided any such diversification does not violate any loan covenants in effect at the time. Participants hired after that date are eligible for this diversification feature following five years of service with the Company.
Forfeitures — Effective October 1, 2003, all non-vested account balances of terminated participants are used to reduce future Company contributions or to pay administrative expenses. Forfeitures of ESOP account balances of $177,822 for terminated participants were used to reduce future Company contributions to the ESOP component of the Plan during the year ended September 30, 2007. Forfeitures of non-ESOP account balances of $254,273 for terminated participants were used to reduce Company contributions to the non-ESOP component of the Plan during the year ended September 30, 2007. Forfeitures of ESOP account balances of $192,679 for terminated participants were used to reduce future Company contributions to the ESOP component of the Plan during the year ended September 30, 2006. Forfeitures of non-ESOP account balances of $291,721 for terminated participants were used to reduce future Company contributions to the non-ESOP component of the Plan during the year ended September 30, 2006.
Termination — Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the plan is terminated, participants would become 100% vested in all Plan account balances and the Company would file a request with the Internal Revenue Service (IRS) to request approval of the termination of the Plan. Following receipt of approval of the termination of the Plan from the IRS, benefits would be distributed in accordance with the Plan’s distribution provisions.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting and Use of Estimates — The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.
Investment Valuation and Income Recognition — The shares of common stock of the Company are valued semi-annually March 31 and September 30. The estimated fair value of the Company’s common stock for all purposes under the Plan is determined by the ESOP Trustee based upon a valuation performed by an independent appraiser. Quoted market prices are used to value the mutual funds and pooled separate accounts. Participant loans are valued at their outstanding balances. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on accrual basis.

Administration of Plan Assets — The Plan’s assets, which consist of Company common stock, mutual funds, pooled separate accounts and a contribution receivable, are held by the ESOP Trustee, State Street Bank & Trust Company, and the record keeper and custodian of the non-ESOP component, Principal Financial Group. Certain administrative functions are performed by officers or employees of the Company who receive no compensation from the Plan. Administrative and trustee expenses are to be paid by the Plan. However, the Company may pay for administrative and trustee expenses at its own discretion. For the years ended September 30, 2007 and 2006, all administrative and trustee expenses were paid by the Company.
The Plan is required to return excess contributions in accordance with the Internal Revenue Code.
3.	INVESTMENTS
The fair values of the investments representing five percent or more of the Plan’s net assets at September 30, 2007 and 2006 were as follows:

	September 30,
	2007	2006
Alion Science and Technology Corporation common stock	$200,768,024	$213,719,338
Principal Money Market Separate Acct	24,474,088	—
Principal International Growth Separate Acct	19,150,438	—
Fidelity Retirement Government Money Market	—	24,558,694
Fidelity Growth Company	—	15,373,215

Total	$244,392,550	$253,651,247

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value for the years ended September 30, 2007 and 2006 as follows:

	September 30,
	2007	2006
Mutual funds	$22,236,138	$9,600,683
Pooled separate accounts	1,116,146	—
Alion Science and Technology Corporation common stock	(3,632,215)	25,519,768

Net appreciation in fair market value of investments	$19,720,069	$35,120,451

The Plan’s investment in Company common stock as of September 30, 2007 and 2006 has been delineated as follows:

	September 30,
	2007	2006
Alion Science and Technology Corporation common stock — number of shares	5,012,934	5,210,125

Cost	$95,911,583	$85,533,865

Fair value	$200,768,024	$213,719,338

4.	NON PARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments as of September 30, 2007 and 2006 and for the years ended September 30, 2007 and 2006 is as follows:

	September 30,
	2007	2006
Net Assets — Alion Science and Technology Corporation common stock	$200,768,024	$213,719,338

	September 30,
	2007	2006
Changes in Net Assets:
Contributions	$16,923,695	$13,081,399
Rollovers	410,906	6,537,133
Transfer between ESOP and Non-ESOP	3,300,084	2,868,434
Interest	88,543	64,364
Net (depreciation) appreciation	(3,632,215)	25,519,768
Benefits paid to participants	(29,471,105)	(18,993,341)

	$(12,380,091)	$29,077,757

5.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 2005, that the Plan, as amended through the Ninth Amendment, and related trusts are designed in accordance with applicable sections of the IRC. The Plan was amended and restated effective as of October 1, 2006, and the Company filed an application with the IRS on January 30, 2007 to request a determination letter that the Plan and related trusts are designed in accordance with applicable sections of the IRC. The Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
6.	RELATED-PARTY TRANSACTIONS
The Plan holds Alion Science and Technology Corporation common stock. Alion Science and Technology Corporation is the employer and plan sponsor. Any transactions in its common stock qualify as party-in-interest transactions.
The number of outstanding shares of Alion common stock as of September 30, 2007 was 5,012,934 valued at $200,768,024, while the number of outstanding shares of Alion common stock as of September 30, 2006 was 5,210,125 valued at $213,719,338.
Certain Plan investments are shares of mutual funds, and pooled separate accounts provided through Principal Financial Group (Principal). Principal is the record keeper and custodian for the non-ESOP component of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
All investment fund earnings or losses posted to each Plan participant’s accounts are net of investment management fees charged by each investment fund under the Plan. The Plan did not engage in any transaction prohibited by the IRC or ERISA for the years ended September 30, 2007 and 2006.
7.	RISKS AND UNCERTAINTIES
The Plan provides for various investments in cash and cash equivalents, mutual funds, and the Company’s common stock. In general, such investment securities are exposed to various risks, such as significant world events, interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

8.	PLAN AMENDMENTS
Two Plan amendments were adopted during the plan year ended September 30, 2007, referenced as amendments numbers one and two. Plan amendment number one was adopted to: 1) allow new hires and rehires as well as current employees of the Company to make semi-annual investments in the ESOP component of the Plan; 2) allow notices and elections required under the Plan to be provided using an electronic format; 3) clarify the application of the joint and survivor annuity payment to former JJMA ESOP participants; and 4) add a supplemental schedule to provide special provisions related to balances of former participants of the Administaff (Washington Consulting, Inc.) 401(k) plan that were merged into the Plan. Plan amendment number two was adopted to add a supplemental schedule to provide special provisions related to balances of former participants of the Carmel Applied Technologies, Inc. Profit Sharing 401(k) plan that were merged into the Plan.
Four Plan amendments were adopted during the plan year ending September 30, 2006, referenced as amendments numbers 11, 12, 13, and 14. Plan amendment number 11 was adopted to allow a qualified individual to elect to withdraw all or a portion of his or her account balance under the Plan to pay for certain expenses resulting from Hurricane Katrina pursuant to the Katrina Emergency Tax Relief Act of 2005. Plan amendment number 12 was adopted to permit the merger of assets in the BMH Associates, Inc. 401(k) Profit Sharing Plan into the Plan and to name Washington Consulting, Inc. as an Adopting Employer under the Plan. Plan amendment number 13 was adopted to permit to increase the maximum Elective Contributions to be invested in Common Stock under the ESOP component of the Plan from 7% to 11% for individual participants and from 3% to 5% total Elective Contributions for all participants. Plan amendment number 14 was adopted to permit the merger of assets in the Micro Analysis & Design, Inc. 401(k) Plan into the Plan.
9.	ACQUISITION, PLAN MERGER, AND ASSET TRANSFER
The Company acquired BMH Associates, Inc. on February 10, 2006, the legal effective date of the merger of the BMH Associates, Inc. 401(k) Profit Sharing Plan with the Plan. On March 21, 2006, a total of $9,314,095 in cash and other assets were transferred from the BMH Associates, Inc. 401(k) Profit Sharing Plan into the Plan. Employees of BMH Associates, Inc. on February 10, 2006 who became employees of the Company on February 11, 2006 received credit for their service with BMH Associates, Inc. with respect to Company retirement plan and matching contributions under the Plan and are 100% vested in Company retirement plan and matching contributions regardless of the amount of service with BMH Associates, Inc.
The Company acquired Washington Consulting, Inc. on February 24, 2006. On September 13, 2006, a total of $847,951 in cash was transferred from the Administaff 401(k) Plan, a multi-employer defined contribution plan, into the Plan. Employees of Washington Consulting, Inc. on February 24, 2006 who became employees of the Company on February 25, 2006 received credit for their service with Washington Consulting, Inc. with respect to Company retirement plan and matching contributions, as well as vesting.
The Company acquired Micro Analysis & Design, Inc. on May 19, 2006, the legal effective date of the merger of the Micro Analysis & Design, Inc. 401(k) Plan with the Plan. On June 19, 2006, a total of $4,969,352 in cash and other assets were transferred from the Micro Analysis & Design, Inc. 401(k) Plan into the Plan. Employees of Micro Analysis & Design, Inc. on May 19, 2006 who became employees of the Company on May 20, 2006 received credit for their service with Micro Analysis & Design, Inc. with respect to Company retirement plan and matching contributions, as well as vesting.
The Company hired certain former employees of Anteon Corporation on July 1, 2006. These employees received credit for their service with Anteon Corporation with respect to Company retirement plan and matching contributions, as well as vesting.

ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
September 30, 2007

(a)	(b)	(c)	(d)	(e)
		Description of
		investments,
		including maturity
	Identity of	date, rate
	issuer/borrower,	of interest, collateral,		Current
Notes	lessor, or similar party	par, or maturity value	Cost	value
(1)	Principal Money Market Separate Acct	Mutual fund	$(2)	$3,377,370
(1)	Alion Science and Technology Corporation	Common stock, 5,012,934 shares	95,911,583	200,768,024

	Plan Mutual Funds and Pooled Separate Accounts Provided through Principal:

(1)	Principal Money Market Separate Acct	Pooled separate accounts	(2)	24,474,088
(1)	Principal Bond and Mortgage Separate Acct	Pooled separate accounts	(2)	8,241,286
(1)	Principal Lifetime Strategic Income Separate Acct	Pooled separate accounts	(2)	1,085,815
(1)	Principal Lifetime 2010 Separate Acct	Pooled separate accounts	(2)	6,554,130
(1)	Principal Lifetime 2020 Separate Acct	Pooled separate accounts	(2)	7,900,459
(1)	Principal Lifetime 2030 Separate Acct	Pooled separate accounts	(2)	3,308,364
(1)	Principal Lifetime 2040 Separate Acct	Pooled separate accounts	(2)	2,804,297
(1)	Principal Lifetime 2050 Separate Acct	Pooled separate accounts	(2)	293,940
(1)	AllianceBernstein Large Cap Value Separate Acct	Pooled separate accounts	(2)	8,536,595
(1)	Goldman Sachs Large Cap Blend I Separate Acct	Pooled separate accounts	(2)	8,734,350
(1)	Principal Disciplined Large Cap Blend Sep Acct	Pooled separate accounts	(2)	8,997,078
(1)	Principal Large Cap Stock Index Separate Acct	Pooled separate accounts	(2)	5,736,863
(1)	Principal Medium Company Blend Separate Acct	Pooled separate accounts	(2)	6,841,566
(1)	Principal Real Estate Securities Separate Acct	Pooled separate accounts	(2)	233,348
(1)	Principal International Growth Separate Acct	Pooled separate accounts	(2)	19,150,438
(1)	Fidelity Capital & Income	Mutual fund	(2)	5,351,068
(1)	American Funds Growth Fund of America R4	Mutual fund	(2)	16,378,183
(1)	Fidelity Contrafund	Mutual fund	(2)	10,243,260
(1)	Goldman Sachs Large Cap Value A	Mutual fund	(2)	670,383
(1)	Goldman Sachs Mid Cap Value A	Mutual fund	(2)	3,630,882
(1)	Oppenheimer Main Street Small Cap Y	Mutual fund	(2)	7,782,662
(1)	Thornburg Core Growth R5	Mutual fund	(2)	10,035,232
(1)	AllianceBernstein International Value A	Mutual fund	(2)	1,761,199
	Participant loans	233 loans (interest rates ranging from 4.00% to 8.25%)	—	1,886,836

PGI = Principal Global Investors				$374,777,716

(1)	Represents party-in-interest.

(2)	Cost information omitted for participant-directed investments
See report of registered independent public accounting firm.

SIGNATURES
    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ALION SCIENCE AND TECHNOLOGY CORPORATION EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

By: /s/ Michael J. Alber

Date: March 28, 2008

Name: Michael J. Alber
Title: Principal Financial Officer Alion Science and Technology Corporation